Statement of Control Person

                                                                    Exhibit 2.1
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                             Statement of Control Person


The Statement on this Schedule 13G dated November 1, 2001 with respect to the common stock par value NIS 0.05 per share of Triangle Pharmaceuticals Inc. is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(c) and Rule 13d-1(k) respectively as a control person (HC) of Orbimed Advisors, LLC and Orbimed Advisors, Inc.

Orbimed Advisors, Inc. files this statement on Schedule 13G in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k) respectively as an investment advisor (IA) and Orbimed Advisors, LLC files this statement on Schedule 13G in accordance with the provisions or Rule 13d-1(c) and 13d-1(k) respectively as a corporation (CO).